Annual period ended 3/31/07
File number:  811-08565
Dryden Global Real Estate Fund

SUB-ITEM 77D
Policies with Respect to Security Investment


DRYDEN GLOBAL REAL ESTATE FUND
(FORMERLY, STRATEGIC PARTNERS REAL ESTATE FUND)

Supplement dated January 18, 2007
to the Prospectus dated May 31, 2006


    At a recent meeting of the shareholders of Dryden Global Real Estate Fund (the "Fund"), shareholders approved the appointment of Prudential Real Estate Investors ("PREI (r)" ) as the Fund's new subadviser. Effective on or about January 19, 2007, PREI will assume responsibility for managing the Fund's assets and the Fund's current subadvisers
(Wellington Management Company, LLP and Principal Real
Estate Investors, LLC) will be terminated.

    This supplement sets forth changes to the Fund's prospectus that will be effective with the appointment of PREI on or about January 19, 2007:

    The following replaces the discussion in the section of the prospectus under "Risk/Return Summary," titled
"Investment Objectives and Principal Strategies."

Our investment objectives are capital appreciation and income. This means we seek investments whose price will increase over time and which will pay the Fund dividends and other income. We normally invest at least 80% of the Fund's investable assets (net assets plus any borrowings made for investment purposes) in equity-related securities of real estate companies, principally real estate investment trusts (REITs). We may invest more than 5% of the Fund's total assets in any one issuer.

While we make every effort to achieve our objectives, we can't guarantee success.

The Fund will provide 60 days' prior written notice to shareholders of a change in its non-fundamental policy of investing at least 80% of its investable assets in the equity-related securities of real estate companies.

The assets of the Fund are managed by Prudential Real
Estate Investors (PREI(r)), which is a business unit of Prudential Investment Management, Inc. (PIM). PREI's approach to real estate investing is value-oriented based upon real estate fundamentals and assessments of management teams. PREI emphasizes both quantitative and qualitative investment analysis, and focuses on valuation relative to a company's underlying real estate assets as well as a company's on-going concern valuation. Through detailed company research that includes regular management visits, property tours and financial analysis, PREI analyzes the quality of real estate asset cash flows and sustainability and growth of company dividends. PREI also evaluates the company's strategy, management's track record, incentives and ability to create long term shareholder value. Only about 5% of institutional quality commercial real estate is publicly traded, and PREI believes public real estate securities managers need a firm understanding of the other 95% -- the private real estate markets, to successfully add value.

PREI is one of the largest managers of private commercial real estate in the world. Fund portfolio managers utilize PREI's private real estate group as well as its access to top private real estate professionals globally to shape views on public company management teams and real estate holdings.
PREI believes that in many instances its philosophy and process leads to insights on public companies before they are apparent to many investors. PREI intends to invest globally in real estate investments.


    The benchmark securities index utilized to measure the performance of the Fund will be changed from the Wilshire
REIT Index to the S&P/Citigroup BMI World Property Index.
To reflect this change, the "Index" table appearing in the section of the prospectus entitled "Risk/Return Summary-
Evaluating Performance" is supplemented by adding the following performance information relating to the S&P/Citigroup BMI World Property Index:



INDEX (REFLECTS NO DEDUCTION FOR FEES, EXPENSES OR TAXES

                         One Year      Five Years     Since Inception
                                                         (4-30-98)
S&P Citigroup/BMI
World Property Index      40.26%         26.13%           15.05%


The S&P Citigroup/BMI World Property Index is a broad market index of more than 400 companies from 21 countries, and is available for a wide range of regions (including ex-
U.S.) as well as by country. The Global Property Index is intended to provide a measure of the global property market, reflecting the risk and return characteristics of the broader universe on an on-going basis. Companies within the index are further classified by property type, allowing peer group comparisons. The Index was chosen for its comprehensive coverage of the global listed property universe and for the flexibility that the index affords.

    The following replaces the discussion in the section of the prospectus entitled "How the Fund Invests- Investment
Objectives and Policies:"

The Fund's investment objectives are capital appreciation and income . This means we seek investments whose price will increase over time and which will pay the Fund dividends and other income. While we make every effort to achieve our objectives, we can't guarantee success.
In pursuing our objectives, we normally invest at least
80% of the Fund's investable assets (net assets plus any borrowings made for investment purposes) in equity-related securities of real estate companies, principally
REITs . This means that we concentrate in companies that derive at least 50% of their revenues from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate or companies that have at least 50% of their assets in these types of real estate. We invest in the equity-related securities of real estate companies on a global basis, which means that the companies may be U.S. companies or foreign companies, and there is no limit on the amount of Fund assets that may be invested in the securities of foreign real estate companies.
While we make every effort to achieve our objectives, we can't guarantee success.
In addition to equity-related securities of REITs, which are our principal investments, we buy other equity- and debt-related securities including common stock, bonds, convertible securities, nonconvertible preferred stock,
American Depositary Receipts (ADRs), warrants and other rights that can be exercised to obtain stock, investments in various types of business ventures and similar securities. Convertible securities are securities - like bonds, corporate notes and preferred stock - that we can convert into the company's common stock or some other equity security. We buy debt and convertible securities rated "B" or better by a nationally recognized rating service. Lower-rated debt and convertible securities have speculative characteristics.
Real Estate Investment Trusts
We may invest without limit in the securities of real estate investment trusts known as REITs. REITs are like corporations, except that they do not pay income taxes if they meet certain Internal Revenue Service (IRS) requirements. However, while REITs themselves do not pay income taxes, the distributions they make to investors are taxable. REITs invest primarily in real estate
(offices, hotels, shopping centers, apartments, malls, factories, etc.) or real estate mortgages and distribute almost all of their income - most of which comes from rents, mortgages and gains on sales of property - to shareholders.
For more information, see "Investment Risks" below and the Statement of Additional Information. The Statement of
Additional Information - which we refer to as the SAI - contains additional information about the Fund. To obtain a copy, see the back cover page of this prospectus.

The Fund's investment objective is not a fundamental policy of the Fund, meaning that it can be changed by the Board of Trustees of the Fund (the Board) without shareholder approval.

    The following replaces the first paragraph appearing in the section of the prospectus entitled "How the Fund
Invests-Investment Objectives and Policies:"

The Fund's investment objectives are capital appreciation and income. This means we seek investments whose price will increase over time and which will pay the Fund dividends and other income.
While we make every effort to achieve our objectives, we can't guarantee success.

    The Fund currently may not invest more than 30% of its total assets in the securities of foreign real estate companies. This limit will be removed. To reflect this change, the discussion of "Foreign Securities" in the section of the prospectus titled "How the Fund Invests -
Other Investments and Strategies" is hereby deleted.
Additionally, to reflect this change, the table entitled
""Securities of Foreign Real Estate Companies" appearing in the section of the prospectus titled "How the Fund Invests-
Investment Risks" is hereby revised by removing the percentage limit applicable to the Fund's investments in foreign real estate companies.

    The following supplements the discussion in the section of the prospectus entitled "How the Fund Invests-Other
Investments and Strategies:"

The Fund may invest in securities of exchange traded funds (ETFs) , subject to certain limits on investment in securities of non-affiliated investment companies.
Securities of ETFs represent shares of ownership in either mutual funds or unit investment trusts (UITs) that hold a portfolio of common stocks that are designed to generally correspond to the price and yield performance of their underlying portfolio of securities.
Such holdings may be subject to any management fees of the mutual fund or UIT. The underlying portfolio may have a broad market, sector or international. ETFs give investors the opportunity to buy or sell an entire portfolio of stocks in a single security transaction in a manner similar to buying or selling a share of stock.

Initial Public Offerings . The Fund may participate in the initial public offering (IPO) market. The prices of securities purchased in IPOs can be very volatile. The effects of IPOs on the performance of a Fund depends on a variety of factors, including the number of IPOs a Fund invests in relative to the size of the Fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a Fund's asset base increases, IPOs often have a diminished effect on a Fund's performance.

The following replaces the section of the prospectus entitled "How the Fund is Managed-Investment Subadvisers:"

Prudential Real Estate Investors (PREI (r) ) is the Fund's subadviser. PREI is a business unit of Prudential
Investment Management, Inc. ('PIM"), which in turn is an indirect wholly-owned subsidiary of Prudential
Financial, Inc. PREI, comprised of fund management centers in the United States in Parsippany, N.J.;
Atlanta, Ga.; and globally in Munich, London, Singapore and Mexico City, is supported by a network of local offices throughout the world. Its specialized operating units offer a broad range of real estate investment opportunities and investment management services in the United States, Europe, Asia and Latin America. PREI managed $32.9 billion in gross assets ($23.7 in net assets) for more than 300 clients as of September 30, 2006.

    The following replaces the discussion in the section of the prospectus titled "How the Fund Is Managed- Portfolio
Managers."

Marc Halle is a Managing Director for PREI where he is responsible for U.S. Merchant Banking activities and oversees all public real estate securities investments in the U.S., Europe and Asia. Mr. Halle is also a Portfolio Manager for the PRECO series of real estate private equity funds and is the Senior Portfolio Manager for the Global Real Estate Securities Fund (GRES). Mr.
Halle joined Prudential in 1999 from Alpine Management &
Research, LLC where he was the Chief Operating Officer and Portfolio Manager of the Alpine Realty Income &
Growth Fund. Mr. Halle was also the Co-Portfolio Manager for the Alpine U.S. Real Estate Equity Fund. Prior to forming Alpine, Mr. Halle was the Senior Real Estate
Analyst and Associate Portfolio Manager with Evergreen
Asset Management, Inc., where he was jointly responsible for research, investment analysis and portfolio recommendations for all real estate securities.
Previously, Mr. Halle was Senior Vice President of W&M
Properties, Inc, a national real estate investment firm that held interests in office, multifamily and retail properties, where he was responsible for acquisitions and finance as well as for supervising property operations and development.

Mr. Halle serves on the Board of Directors of several privately held companies. He is also a member of NAREIT, and is affiliated with the International Council of Shopping Centers (ICSC). Mr. Halle also has been widely quoted in the financial media including CNBC, The Wall
Street Journal, Forbes and Barron's. Mr. Halle holds an
M.B.A. degree in Finance from New York University's
Executive M.B.A. Program and a B.S., Magna Cum Laude, from the College of Engineering of Tufts University.

Rick J. Romano is a Vice President for PREI. He is responsible for management of the group's public securities investments. Mr. Romano joined Prudential in 1998 from Rockefeller & Co., an investment management firm for the Rockefeller family and other high net worth clients. At Rockefeller & Co., Mr. Romano was an Equity
Analyst for three investment partnerships totaling over US$4.0 billion in publicly traded securities. He was responsible for covering real estate and leisure stocks globally and served as a generalist covering domestic equity securities. Prior to joining Rockefeller & Co., Mr. Romano was a Senior Investment Analyst at the
Prudential Realty Group where he worked on the valuation, asset management and portfolio management of a US$1.0 billion equity hotel portfolio. Mr. Romano currently serves on the Board of Trustees for Integroup
Realty Trust and the Board of Directors of Strategic
Hotel Capital LLC. He is also a member of the CFA
Institute (CFA), the New York Society of Security
Analysts (NYSSA) and the National Association of Real
Estate Investment Trusts (NAREIT). Mr. Romano received a
B.A. from Rutgers College and a MBA in Finance from New
York University's Stern School of Business. In addition, he is a CFA charter holder.

Christian Roos is a Vice President for Prudential Real
Estate Investors (PREI). He is responsible for management of the group's public securities investments.
Christian joined PREI in 2004 from Alfred Berg ABN Amro where he was head of Nordic real estate/construction equity research, covering the Nordic listed real estate and construction companies as well as being part of the ABN Amro Pan European real estate team. Prior to joining
Alfred Berg in the year 2000, Christian worked as a senior real estate securities analyst, covering the Swedish-listed real estate companies at Handelsbanken
Markets in Stockholm, Sweden. Before that he worked as a real estate securities analyst at the Swedish Investment
Bank of Hagstromer and Qviberg. Christian received a Masters degree in business and economics from the University of Uppsala, Sweden.

PI has responsibility for all investment advisory services, supervises PREI, and pays PREI for its services.

Additional information about the portfolio managers concerning their compensation, other accounts that he manages and ownership of securities in the Fund may be found in the SAI under "Management & Advisory
Arrangements - Additional Information About the
Portfolio Managers."

The table entitled "Fund Distribution Schedule" appearing in the section of the prospectus entitled "Fund
Distributions and Tax Issues-Distributions" is hereby revised by changing the dividend distribution schedule from quarterly to annually.

The table of Fund CUSIP designations appearing on the back cover of the prospectus is hereby revised by deleting the current CUSIP designations and substituting the following new designations: